China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
Tang Yan Road, Hi-Tech Zone
Xi’an, 710065, Shaanxi Province, China

July 13, 2010

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China Natural Gas, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 10, 2010 File No. 000-31539 Response Letter Filed June 11, 2010 and July 1, 2010

Dear Ms. Blye:

This letter further responds to comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter to China Natural Gas, Inc. (the “Company”) dated July 8, 2010.  For ease of reference, we have included the Staff comment in italics before the Company response in bold.

General

Staff Comment No. 1. We note the information in response 1 of your June 11, 2010 letter regarding your joint venture with a subsidiary of CNPC and the fact that your joint venture does not contemplate business activities outside of China.  It appears to us that your affiliation with CNPC may be the reason your company was included on the Genocide Intervention Network’s Sudan Peer Performance Analysis.  It appears also that this inclusion may cause investors to divest or avoid investing in your stock.  Please discuss the materiality to you of CNPC activity in Cuba, Iran, Syria and Sudan, and whether such activity constitutes a material investment risk for your security holders.  Address materiality in terms of any applicable quantitative factors, including amounts the joint venture paid to CNPC during each of the last 3 fiscal years that CNPC could use in activities in the referenced countries.  Address materiality also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of CNPC activities upon your reputation and share value.

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
July 13, 2010

Response:

As noted in our previous public filings, last year, our variable interest entity Xi’an Xilan Natural Gas Co. Ltd. (“Xilan”) entered into an agreement (the “Agreement”) with China Natural Petroleum Kunlun Natural Gas Co., Ltd (“Kunlun”), a wholly owned subsidiary of China Natural Petroleum Corporation (“CNPC”), to operate a joint venture in China (the “Venture”).  By virtue of the Agreement, Kunlun holds a 51% equity interest and Xilan a 49% equity interest in the Venture.

The business plan of the Venture is to build and operate converted natural gas fueling stations in China.  The geographic scope of Venture operations is limited to China.  Other than the Venture, the Company has no affiliation with Kunlun.  In addition, the Company has no direct affiliation with CNPC.

As of June 30, 2010, there was no revenue contribution from the Venture.

The Company has no knowledge of any CNPC or Kunlun activity in Cuba, Iran, Syria or Sudan.  Further, because the Venture has not generated any revenues, Kunlun could not have up streamed Venture revenues to CNPC.  Nor, assuming Kunlun could have up streamed monies to CNPC, does the Company know whether CNPC would invest, directly or indirectly, any up streamed revenues in Cuba, Iran, Syria and Sudan.  The Company is not at all involved in what CNPC may or may not do in these countries.

The Company has no reason to believe that any CNPC activity in Cuba, Iran, Syria and Sudan, whatever it may be, could have any impact, material or otherwise, on shareholders making decisions to invest or to maintain investments in the Company.  The Company also has no reason to believe that any CNPC activity in Cuba, Iran, Syria and Sudan, whatever it may be, could have any impact on the reputation of the Company or its share value.

Further, as noted in prior correspondence, the Company has no plans to do business outside of China.  Specifically, the Company has no intention to establish any business contacts with Cuba, Iran, Syria or Sudan.  Our business is strictly focused on the Chinese domestic market at this time.

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
July 13, 2010

We trust that you will find this responsive to the comments of the Staff.  You may direct further comments or questions regarding this letter to the undersigned or Michael J. Coffino, Company counsel, at (415) 955-8900.

Sincerely, /s/ David She David She Chief Financial Officer

cc:  Michael Coffino, Company Counsel